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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Questcor Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
232808105
(CUSIP Number)
January 3, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	232808105

1	NAMES OF REPORTING PERSONS: MONTREUX EQUITY PARTNERS II SBIC, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		679,982 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		679,982 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	679,982 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	APPROXIMATELY 1.3% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	232808105

1	NAMES OF REPORTING PERSONS: MONTREUX EQUITY MANAGEMENT II SBIC, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		679,982 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		679,982 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	679,982 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	APPROXIMATELY 1.3% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	232808105

1	NAMES OF REPORTING PERSONS: HOWARD D. PALEFSKY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		51,145

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		679,982 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,145

WITH:	8	SHARED DISPOSITIVE POWER:

		679,982 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	731,127 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	APPROXIMATELY 1.4% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	232808105

1	NAMES OF REPORTING PERSONS: DANIEL K. TURNER, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		679,982 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		679,982 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	679,982 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	APPROXIMATELY 1.3% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	232808105

1	NAMES OF REPORTING PERSONS: MANISH CHAPEKAR

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. CITIZEN

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		679,982 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		679,982 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	679,982 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	APPROXIMATELY 1.3% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer:

Questcor Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3260 Whipple Road, Union City, California 94587

Item 2(a).	Names of Persons Filing:

Montreux Equity Partners II SBIC, L.P. (“MEP”)

Montreux Equity Management II SBIC, LLC (the “General Partner”)

Howard D. Palefsky (“Palefsky”)

Daniel K. Turner (“Turner”)

Manish Chapekar (“Chapekar”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

MEP:	2500 Sand Hill Road, Suite 215, Menlo Park, California 94025

General Partner:	2500 Sand Hill Road, Suite 215, Menlo Park, California 94025

Palefsky:	2500 Sand Hill Road, Suite 215, Menlo Park, California 94025

Turner:	2500 Sand Hill Road, Suite 215, Menlo Park, California 94025

Chapekar	2500 Sand Hill Road, Suite 215, Menlo Park, California 94025

Item 2(c).	Place of Organization or Citizenship:

MEP:	California

General Partner:	California

Palefsky:	United States of America

Turner:	United States of America

Chapekar:	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, no par value of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

232808105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
     This Schedule is filed pursuant to Rule 13d-1(c) by MEP, the General Partner, Palefsky, Turner and Chapekar.

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount Beneficially Owned (1):

MEP:	679,982 shares of Common Stock (2)

General Partner:	679,982 shares of Common Stock (3)

Palefsky:	731,127 shares of Common Stock (4)(5)

Turner:	679,982 shares of Common Stock (6)

Chapekar:	679,982 shares of Common Stock (6)
         (1)     679,982 of the shares of Common Stock reported as beneficially owned by MEP, the General Partner, Palefsky, Turner and Chapekar are based on shares of Common Stock which MEP has the right to acquire upon exercise of warrants to purchase shares of Common Stock at any time (the “Warrant”).
         (2)     679,982 of the shares of Common Stock reported herein are owned and held by MEP.
         (3)     The General Partner serves as the investment manager to and general partner of MEP. By reason of such relationship, the General Partner may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares of Common Stock.
         (4)     Palefsky is a managing member of the General Partner, which serves as investment manager to and general partner of MEP. By reason of such relationship, Palefsky may be deemed to share voting and dispositive power over the 679,982 shares of Common Stock listed as beneficially owned by MEP. Palefsky disclaims beneficial ownership of such shares of Common Stock.
         (5)     51,145 of the shares of Common Stock reported as beneficially owned by Palefsky are based on shares of Common Stock which Palefsky has the right to acquire within the next 60 days upon exercise of options to purchase shares of Common Stock (the “Option”).
         (6)     Turner and Chapekar are managing members of the General Partner, which serves as investment manager to and general partner of MEP. By reason of such relationship, Turner and Chapekar may each be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by MEP. Turner and Chapekar each disclaim beneficial ownership of such shares of Common Stock.
     (b) Percent of Class:

MEP:	1.3%

General Partner:	1.3%

Palefsky:	1.4%

Turner:	1.3%

Chapekar:	1.3%
     The foregoing percentage calculations for MEP, General Partner, Turner and Chapekar are based on an aggregate of 53,560,484 shares of Common Stock outstanding, which is equal to the sum of (i) 52,880,502 shares of Common Stock outstanding as of November 7, 2005, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, plus (ii) an additional 679,982 shares of Common Stock issuable upon conversion of the Warrant.
     The foregoing percentage calculation for Palefsky is based on an aggregate of 53,611,629 shares of Common Stock outstanding, which is equal to the sum of (i) 52,880,502 shares of Common Stock outstanding as of November 7, 2005, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, plus (ii) an additional 679,982 shares of Common Stock issuable upon conversion of the Warrant, plus (iii) an additional 51,145 shares of Common Stock issuable upon conversion of the Option.

(c)	Number of shares as to which such person has:
MEP:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 679,982

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 679,982

General Partner:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 679,982

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 679,982

Palefsky:

(i)	Sole power to vote or to direct the vote 51,145

(ii)	Shared power to vote or to direct the vote 679,982

(iii)	Sole power to dispose or to direct the disposition of 51,145

(iv)	Shared power to dispose or to direct the disposition of 679,982

Turner:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 679,982

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 679,982

Chapekar:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 679,982

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 679,982
Item 5. Ownership of Five Percent or Less of a Class.
     This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable
Item 8. Identification and Classification of Members of the Group.
     Not Applicable
Item 9. Notice of Dissolution of Group.
     Not Applicable
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Partners II SBIC, L.P. is true, complete and correct.
Dated: March 27, 2006

MONTREUX EQUITY PARTNERS II SBIC, L.P.
BY:	MONTREUX EQUITY MANAGEMENT II SBIC, LLC, ITS GENERAL PARTNER

BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY
MANAGING MEMBER

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Management II SBIC, LLC is true, complete and correct.
Dated: March 27, 2006

MONTREUX EQUITY MANAGEMENT II SBIC, LLC
BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY
MANAGING MEMBER

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Howard D. Palefsky is true, complete and correct.

Dated: March 27, 2006	HOWARD D. PALEFSKY
	BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Daniel K. Turner, III is true, complete and correct.

Dated: March 27, 2006	DANIEL K. TURNER, III
	BY:	/s/ Daniel K. Turner, III
DANIEL K. TURNER, III

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Manish Chapekar is true, complete and correct.

Dated: March 27, 2006	MANISH CHAPEKAR
	BY:	/s/ Manish Chapekar
MANISH CHAPEKAR

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated March 27, 2006, by and among Montreux Equity Partners II SBIC, L.P., Montreux Equity Management II SBIC, LLC, Howard D. Palefsky, Daniel K. Turner, III and Manish Chapekar.

Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 1 to Schedule 13G to which this Agreement is an exhibit (and any amendment filed by them) with respect to the shares of Common Stock of Questcor Pharmaceuticals, Inc.
This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.
Dated: March 27, 2006

MONTREUX EQUITY PARTNERS II SBIC, L.P.
BY:	MONTREUX EQUITY MANAGEMENT II SBIC, LLC, ITS GENERAL PARTNER
BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY
MANAGING MEMBER

MONTREUX EQUITY MANAGEMENT II SBIC, LLC
BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY
MANAGING MEMBER

HOWARD D. PALEFSKY
BY:	/s/ Howard D. Palefsky
HOWARD D. PALEFSKY

DANIEL K. TURNER, III
BY:	/s/ Daniel K. Turner, III
DANIEL K. TURNER, III

MANISH CHAPEKAR
BY:	/s/ Manish Chapekar
MANISH CHAPEKAR